

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

July 20, 2007

Mr. James Kerr
Executive Vice President and Chief Financial Officer
Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, Ohio 44236

>   **Re: Jo-Ann Stores, Inc.**
>   **Form 10-K for Fiscal Year Ended January 28, 2006**
>   **Filed April 13, 2006**
>   **Form 10-K for Fiscal Year Ended February 3, 2007**
>   **Filed April 19, 2007**
>   **Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006,**
>   **October 28, 2006 and May 5, 2007**
>   **Filed June 8, 2006, September 7, 2006, December 7, 2006**
>   **and June 14, 2007**
>   **Response letters dated February 16, 2007, April 4, 2007, May 3, 2007**
>   **and July 11, 2007**
>   **File No. 1-06695**

Dear Mr. Kerr:

    We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

>   Sincerely,

>   William Choi
>   Branch Chief